Viceroy Exploration Ltd.
(an exploration stage company)

2005 Six Month Report
(expressed in Canadian dollars)
(unaudited – prepared by management)

Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The Interim Financial Statements of Viceroy Exploration Ltd. filed for the three and six months ended June 30, 2005 have not been reviewed by its auditor, PricewaterhouseCoopers LLP, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: August 9, 2005

“Robert V. Matthews”

Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
(unaudited – prepared by management)

	June 30,	December 31,
	2005	2004
	$	$
Assets

Current assets
Cash and cash equivalents (note 7)	11,407,982	14,498,984
Prepaid expenses and accounts receivable	288,139	188,633
	11,696,121	14,687,617
Exploration properties (note 3)	13,071,540	9,920,885

Furniture and equipment – corporate office	40,034	29,441

Deferred charges	307,938	-
	25,115,633	24,637,943
Liabilities

Current liabilities
Accounts payable and accrued liabilities	844,584	256,582

Shareholders’ Equity

Capital stock (notes 4 (a) and 7)	26,758,842	25,812,231

Stock options and warrants (note 4 (d))	3,198,285	2,394,260

Deficit	(5,686,078)	(3,825,130)
	24,271,049	24,381,361
	25,115,633	24,637,943

See accompanying notes.

Approved by the Board of Directors

“Robert V. Matthews”	“Patrick G. Downey”
Robert V. Matthews	Patrick G. Downey
Director	Director

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

Expenses
Stock-based compensation (note 4 (d))
Directors/officers/employees	-	136,237	761,241	354,562
Other consultants	-	26,683	331,456	205,473
	-	162,290	1,092,697	560,035

Salaries, benefits and officer consultants	164,131	148,540	331,849	271,973
Stock exchange/transfer agent/listing application	181,609	21,383	192,756	31,425
Professional Fees	29,439	20,605	42,336	32,501
Shareholders’ communication	24,328	50,406	31,212	55,660
Amortization	8,400	2,595	12,400	4,718
Investor relations (notes 4 (d))	161,443	54,981	210,239	90,661
Travel and lodging	6,988	9,805	6,988	17,725
Office and miscellaneous	52,896	35,530	97,145	66,182

Loss before the following	629,234	506,765	2,017,622	1,131,510

Interest income	(70,686)	(17,460)	(152,992)	(44,235)

Loss on sale of short-term investment	-	17,486	-	17,486

Foreign exchange gain	(1,308)	(40,608)	(3,682)	(59,213)

Loss for the period	557,240	466,183	1,860,948	1,045,548

Deficit - Beginning of period	5,128,838	2,026,774	3,825,130	1,447,409

Deficit - End of period	5,686,078	2,492,957	5,686,078	2,492,957

Basic and diluted loss per share	(0.02)	(0.02)	(0.05)	(0.04)

Weighted average shares outstanding	35,721,912	29,081,236	35,623,943	28,175,774

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
(unaudited – prepared by management)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
	$	$	$	$

Cash flows (used in) from operating activities
Loss for the period	(557,240)	(466,183)	(1,860,948)	(1,045,548)

Non-cash charges	8,400	183,00	1,105,097	582,239
Changes in non-cash working capital items	4,276	(21,345)	(138,204)	(195,427)

	(544,564)	(304,527)	(894,055)	(658,736)

Cash flows (used in) from investing activities
Exploration properties	(1,661,343)	(1,603,879)	(2,799,462)	(1,363,978)
Furniture and equipment-corporate office	(17,527)	(5,194)	(22,993)	(30,676)
Proceeds on sale of short-term investment	-	57,014	-	57,014

	(1,678,870)	(1,012,059)	(2,822,455)	(1,337,640)

Cash flows (used in) from financing activities
Exercise of warrants and stock options	439,439	136,600	657,939	2,816,240
Deferred charges	(32,431)		(32,431)
	407,008	136,600	625,508	2,816,240

(Decrease) increase in cash and
cash equivalents	(1,816,426)	(1,179,986)	(3,091,002)	819,864

Cash and cash equivalents -
Beginning of period	13,224,408	6,716,880	14,498,984	4,717,030

Cash and cash equivalents -
End of period	11,407,982	5,536,894	11,407,982	5,536,894

Cash and cash equivalents consist of :
Cash and deposit accounts with banks and
brokerages	11,407,982	5,536,894	11,407,982	5,536,894

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

1	Basis of preparation

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”) based on accounting policies and practices consistent with those used in the preparation of the annual audited consolidated financial statements, except as disclosed below in note 2. The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2	Changes in accounting policies

	a)	Consolidation of variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

	b)	Financial instruments – recognition and measurement, hedges, and comprehensive income

Effective January 1, 2005, the Company elected early adoption of the new accounting standards for Financial Instruments – Recognition and Measurement, Hedges, and Comprehensive Income.

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long-term debt are recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value are recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being “available for sale”. Changes in the fair value are recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

There is no impact on these interim consolidated financial statements resulting from the early adoption of the above-described new accounting standards.

(1)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

3	Exploration Properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5% . Certain net smelter royalties set at 2.5% on specific claims and leases are capped at US$700,000. A 3% royalty on production is payable to the Province of San Juan.

	June 30, 2005
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	7,005,875	12,304,645
Salamanca	260,187	3,683	263,870
Las Flechas	200,000	-	200,000
Evelina	200,000	2,520	202,520
La Brea/Las Carachas	100,000	505	100,505

	6,058,957	7,012,583	13,071,540

	December 31, 2004
	Acquisition	Exploration	Total
	cost	expenditures	$
	$	$

Property

Gualcamayo	5,298,770	3,861,928	9,160,698
Salamanca	260,187	-	260,187
Las Flechas	200,000	-	200,000
Evelina	200,000	-	200,000
La Brea/Las Carachas	100,000	-	100,000

	6,058,957	3,861,928	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with a pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

(2)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

Gualcamayo property exploration expenditures:

	Three Months		Six Months		Cumulative
	Ended June 30,		Ended June 30,		to June 30,
	2005	2004	2005	2004	2005
	$	$	$	$	$
Drilling	611,637	636,398	907,914	701,435	1,966,495
Geologists’/engineers’ fees
/travel/lodging	187,858	144,233	356,164	246,520	1,099,560
Field support	311,457	369,770	604,180	408,647	1,317,821
Assays	36,591	74,933	56,295	87,153	304,114
Property permits/canon payments	3,486	3,973	15,657	75,437	128,191
Road maintenance/drill pads	204,627	124,494	448,305	146,767	690,704
Location administration/ office
support	76,281	67,975	135,790	96,022	381,184
Vehicles/equipment/camp	168,999	-	218,044	-	278,776
Engineering studies	15,610	-	45,108	-	87,781
Argentine value added tax	208,953	48,812	356,490	72,087	751,249
Increase in period	1,825,499	1,470,588	3,143,947	1,834,068	7,005,875
Balance – Beginning of period	5,180,376	716,904	3,861,928	353,424	-
Balance – End of period	7,005,875	2,187,492	7,005,875	2,187,492	7,005,875

During the six months ended June 30, 2005, a positive Preliminary Economic Assessment on the main zone of mineralization was completed, additional engineering studies incorporating the three main zones of mineralization began, and the second phase of exploration drilling continued.

4	Capital Stock

	a)	Issued and outstanding – common shares:

	Six Months Ended
	June 30, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	35,370,308	25,812,231
Exercise of private placement warrants	59,777	164,387
Exercise of broker’s warrants	45,310	155,481
Exercise of stock options	435,000	626,743
Balance – June 30, 2005	35,910,395	26,758,842

See also Note 7.

(3)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

b)	Warrants:

	Six Months Ended
	June 30, 2005
	Number of	Exercise price
	shares	$

Balance – December 31, 2004	3,156,875	2.75
Exercised during the period	105,087	2.75
Balance – June 30, 2005	3,051,788	2.75

The warrants expire December 6, 2006.

c)	Stock options:

	Six Months Ended
	June 30, 2005
	Number of	Weighted average
	shares	exercise price
		$

Balance - December 31, 2004	2,593,000	1.29

Granted during the period	857,000	2.46
Exercised during the period	(435,000)	0.85

Balance – June 30, 2005	3,015,000	1.69

The options granted for 857,000 shares in the six months ended June 30, 2005 were granted subject to shareholder and regulatory approvals which approvals were subsequently received.

As at June 30, 2005, three options for 74,165 shares are subject to vesting over various periods to January 31, 2006.

At the Company’s annual meeting of shareholders held April 22, 2005, the shareholders ratified, subject to regulatory approval which has since been received, a new 10% rolling stock option plan which is consistent with the policies of and took effect upon the listing of the Company’s shares on the Toronto Stock Exchange (“TSX”) on April 29, 2005. The Company’s common shares were listed and posted for trading at the opening on May 2, 2005.

The following table summarizes information on stock options outstanding at June 30, 2005.

Range of exercise	Number of	Weighted average	Weighted average
price	shares	remaining contractual	exercise price
$		life in years	$
0.50	100,000	3.20	0.50
0.93 – 1.35	1,398,000	3.51	1.25
1.57	460,000	4.20	1.57
2.25	200,000	4.31	2.25
2.46 – 2.52	857,000	4.53	2.46
	3,015,000	3.95	1.69

(4)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

d)	Stock options and warrants:

	Six Months Ended
	June 30, 2005
	Number of	Amount
	shares	$

Balance – December 31, 2004	2,947,552	2,394,260

Stock-based compensation to directors/officers/employees	597,000	761,241
Stock-based compensation to other consultants	260,000	331,456
Exercise of stock-based compensation by directors/officers/
employees and former employees	(425,000)	(251,123)
Exercise of stock-based compensation by other consultant	(10,000)	(6,670)
Exercise of stock-based compensation by brokers	(45,310)	(30,879)

Balance – June 30, 2005	3,324,242	3,198,285

In accordance with the Company’s accounting policy for stock-based compensation, the fair value of stock options and warrants granted as compensation, calculated using the Black-Scholes option pricing model, is recorded as a charge to operations.

During the six months ended June 30, 2005, the assumptions used in calculating fair values are:

	Stock options granted	Stock options
	to directors/officers/	granted to other
	employees	consultants

Number of common shares	597,000	260,000
Grant /exercise price per share	$2.46	$2.46 - $2.52
Risk-free interest rate (percent)	3.75	3.75
Annual dividend per share	Nil	Nil
Price volatility (percent)	56	54 - 56
Option life in years	5	5

Included in options granted to other consultants during the six months ended June 30, 2005 is an option for 50,000 common shares granted to a consultant providing investor relations services to the Company of which 29,165 shares are subject to vesting at June 30, 2005.

(5)

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2005
(expressed in Canadian dollars)
(unaudited – prepared by management)

5	Geographic segment information

Assets by geographic segment are as follows:

	June 30,	December 31,
	2005	2004
	$	$
Canada	11,851,519	14,646,602
Argentina	13,264,114	9,991,341
	25,115,633	24,637,943

6	Related party transactions

During the six months ended June 30, 2005, a total $252,959 in cash compensation pursuant to consulting service arrangements was paid or was payable to the Company’s four officers, two of which are also directors of the Company. This amount excludes compensation paid or payable for the month of June 2005 in the case of two of the officers for amounts as salaries pursuant to employment agreements made effective June 1, 2005.

During the six months ended June 30, 2005, stock options were granted to the above-referred four officers for a total 300,000 common shares having a recorded fair value of $382,533 and to the other five directors of the Company for a total 250,000 common shares having a recorded fair value of $318,778.

7	Subsequent Event

On July 5, 2005, the Company completed a bought deal financing with a syndicate of underwriters which resulted in the Company issuing 5,750,000 of its common shares at a price of $3.25 per share for total gross proceeds of $18,687,500 before a 6% cash commission of $1,121,250 and issue expenses estimated at $350,000. The approximate $17,216,250 of net proceeds will be used to further exploration and development on the Gualcamayo property, to advance regional exploration on the Gualcamayo property and the adjacent Salamanca property and for general corporate purposes.

(6)